USA EQUITIES CORP.

901 Northpoint Parkway, Suite 302

West Palm Beach, FL 33407

September 14, 2021

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jane Park, Esq.

Re:	USA Equities Corp.
Registration Statement on Form S-1
File No. 333-259290

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, USA Equities Corp. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-1 (Registration No. 333-259290) (the “Registration Statement”), be declared effective at 5:00 p.m. (Washington D.C. time), on September 16, 2021, or as soon thereafter as practicable.

Please call Vincent J. McGill at (516) 220-6569 to provide notice of the effectiveness of the Registration Statement.

Respectfully Submitted

USA Equities Corp.

By:	/s/ Troy Grogan
Chief Executive Officer